FORM 8-A/A

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Union Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Vermont	03-0283552

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Lower Main Street, Morrisville, Vermont	05661

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $2.00 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: _________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

Union Bankshares, Inc. (the "Company" or "Union") has only one authorized class of capital stock, consisting of 7,500,000 shares of common stock, $2.00 par value per share. Set forth below is a general description of certain material features of such common stock.

NASDAQ Listing. The Company's common stock has been accepted for listing on the NASDAQ Stock Market LLC under the trading symbol "UNB," with trading expected to begin on September 4, 2008. Until that date, the Company's common stock will continue to trade on the American Stock Exchange, where the stock is currently listed.

Voting Rights. Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to vote of shareholders, including election of directors. In order for shareholder action to be taken on a matter, a quorum must be present, consisting of a majority of the shares of common stock outstanding and entitled to vote on the matter. Unless a larger vote is required by law or by Union's Amended and Restated Articles of Association, a matter submitted to a vote of the shareholders is deemed to be approved if more votes are cast in favor of the matter than against. Abstentions and broker non-votes are disregarded for purposes of determining whether the requisite vote has been achieved.

Election of Directors. All directors of the Company are elected annually. Directors are elected by a plurality of the shares of common stock voted in the election at a meeting at which a quorum is present. Union's shareholders do not have the right to cumulate their votes in the election of directors.

Dividends. Holders of Union's common stock are entitled to dividends in such amount and at such times as the Board of Directors may declare from time to time, in its discretion, out of funds legally available for distribution. Because the Company has no substantial independent sources of income at the holding company level, payment of dividends by the Company depends upon its receipt of dividends from its subsidiary, Union Bank. Applicable banking laws could restrict the payment of dividends by Union Bank in some circumstances.

Liquidation. In the event of liquidation, dissolution or winding up of Union, the holders of the Company's common stock would be entitled to share ratably in all assets remaining after payment of all the Company's debts and other liabilities.

Non-Assessable Shares. The shares of Union's common stock are not subject to liability for capital calls or other assessments, nor for any statutory or other liabilities of the Company.

No Conversion, Redemption or Preemptive Rights. Holders of the Company's common stock do not have conversion, sinking fund or redemption rights, nor do they have any preemptive rights to subscribe for additional shares of Union's common stock or other securities, in the event additional shares or other securities are issued in the future.

No Preferential Rights. All shares of Union's common stock have equal dividend, distribution, liquidation and other rights and have no preference or special rights over any other shares of Union's common stock.

Antitakeover Provisions. Union's Amended and Restated Articles of Association provide that certain business combinations with a substantial shareholder or its affiliates require approval by the affirmative vote of the holders of at least 67% of Union's outstanding common stock. A substantial shareholder is one who together with its affiliates owns 5% or more of Union's outstanding common stock. Union's Board of Directors would have the right to override the 67% vote requirement in any particular transaction. If the Board chose to override the 67% vote, it could require only the percentage vote that would otherwise be required under Vermont's Business Corporation Act, which is ordinarily (but not always) a majority of the outstanding common stock.

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The effect of these provisions may be to discourage attempts to acquire control of Union without direct negotiation with Union's Board and to enhance the Board's bargaining position in any such negotiations or its ability to resist a hostile takeover attempt entirely, as it may deem advisable in the circumstances.

The 67% vote requirement in Union's Articles may only be amended by the affirmative vote of at least 67% of Union's outstanding common stock.

Limitation of Director Liability. Union's Amended and Restated Articles of Association provide that a director of the Company will not have any personal liability to the Company or its shareholders for money damages for any action taken, or any failure to take action, solely as a director, based on a failure to discharge his or her duties under Section 8.30 of Title 11A of the Vermont Statutes Annotated, except for any of the following:

•	the amount of any improper financial benefit received by the director;
•	liability resulting from intentional reckless infliction of harm on the Company or its shareholders;
•	a violation of the director's statutory duty not to authorize or consent to unlawful distributions; or
•	intentional or reckless criminal acts.

Item 2. Exhibits.

The following documents are filed as a part of the registration statement: None required, pursuant to Form 8-A Instructions as to Exhibits.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Union Bankshares, Inc.

Date:	September 2, 2008

By:	/s/ Kenneth D. Gibbons

Name: Kenneth D. Gibbons
Title: President and CEO

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